FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Reporting Issuer

IAMGold Corporation
220 Bay Street
5th Floor
Toronto, Ontario
M5J 2W4

2.	Date of Material Change

April 26, 2004

3.	Press Release

A news release with respect to the material change referred to in this report was issued through newswire services on April 26, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

IAMGold Corporation (“IAMGold”) and Wheaton River Minerals Ltd. (“Wheaton”) announced that they have (i) satisfactorily completed due diligence, (ii) received final fairness opinions from their financial advisors, and (iii) signed a definitive agreement (the "Arrangement Agreement") dated as of April 23, 2004 (subsequently amended and restated), all in connection with the combination of the two companies (the “Combination”) to create one of the world’s top ten gold producers.

Pursuant to the Combination, IAMGold will issue 0.55 of an IAMGold common share in exchange for each outstanding Wheaton common share. In addition, each holder of outstanding Wheaton options and warrants will be entitled to receive, upon the exercise thereof, 0.55 of a common share of IAMGold in lieu of one common share of Wheaton on the same terms and conditions as the security of Wheaton. The Combination is structured as a three cornered amalgamation by way of a plan of arrangement (the "Arrangement").

After giving effect to the Combination, the outstanding shares of the combined company will be held as to approximately 68% by current Wheaton shareholders and 32% by current IAMGold shareholders.

The completion of the Combination is subject to a number of conditions precedent as set out in the Arrangement Agreement.

5.	Full Description of Material Change

IAMGold and Wheaton announced that they have (i) satisfactorily completed due diligence, (ii) received final fairness opinions from their financial advisors, and (iii) signed a definitive agreement dated as of April 23, 2004 (subsequently amended and restated), all in connection with the combination of the two companies (the “Combination”) to create one of the world’s top ten gold producers.

Pursuant to the Combination, IAMGold will issue 0.55 of an IAMGold common share in exchange for each outstanding Wheaton common share. In addition, each holder of outstanding Wheaton options and warrants will be entitled to receive, upon the exercise thereof, 0.55 of a common share of IAMGold in lieu of one common share of Wheaton on the same terms and conditions as the security of Wheaton. The Combination is structured as a three cornered amalgamation by way of a Plan of Arrangement whereby Wheaton will amalgamate with a wholly-owned subsidiary of IAMGold and Wheaton will become a wholly-owned subsidiary of IAMGold.

After giving effect to the Combination, the outstanding shares of the combined company will be held as to approximately 68% by current Wheaton shareholders and 32% by current IAMGold shareholders.

Each of the directors and the Chief Financial Officer of IAMGold has agreed to vote the common shares of IAMGold beneficially owned or controlled by him in favour of the Combination, and each of the directors and the Chief Financial Officer of Wheaton has agreed to vote the common shares of Wheaton beneficially owned or controlled by him in favour of the Combination.

National Bank Financial Inc. and RBC Capital Markets are financial advisors to IAMGold and GMP Securities Ltd. and Endeavour Financial Corporation are financial advisors to Wheaton.

The Combined Company

The combined company will have operating interests in seven gold mines located in the Americas, West Africa and Australia. The combined company has immediate and near-term production growth opportunities through the development of the Amapari project in Brazil, the Los Filos project in Mexico and the expansion of the Tarkwa mine in Ghana. These projects are expected to add approximately 300,000 ounces of annual gold production in 2006. In addition, the combined company will have a large portfolio of exploration projects in the Americas, West Africa and Australia.

As a result of the Combination, the combined company’s annual gold production is expected to be approximately one million gold equivalent

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ounces at total cash costs of less than US$100 per ounce (net of copper credits) in 2004. The combined company will have unhedged, proven and probable mineral reserves of approximately 8.8 million gold equivalent ounces (approximately 4.7 million ounces of proven mineral reserves and approximately 4.1 million ounces of probable mineral reserves) plus additional measured and indicated mineral resources of approximately 4.6 million gold equivalent ounces and additional inferred mineral resources of approximately 10.5 million gold equivalent ounces. The combined company will have a strong balance sheet with US$295 million in cash, cash equivalents and gold bullion as at March 31, 2004 and will have strong operating cash flow.

Officers and Directors

The management team of the combined company will be led by Joseph Conway as President and Chief Executive Officer, Ian Telfer as Executive Co-Chairman and William Pugliese as Co-Chairman. Mr. Conway and Mr. Pugliese are currently the President and Chief Executive Officer and the Chairman, respectively, of IAMGold and Mr. Telfer is currently the Chairman and Chief Executive Officer of Wheaton. Subject to the approval of the shareholders of IAMGold, the expanded board of directors of the combined company will include the eight current Wheaton directors and the eight current IAMGold directors.

In addition, the combined company will form a management committee to be chaired by Mr. Conway and consisting of three representatives of IAMGold and three representatives of Wheaton. The three IAMGold representatives will be Mr. Conway, Grant Edey, currently Chief Financial Officer, and Larry Phillips, currently Vice President, Corporate Affairs and Corporate Secretary, of IAMGold. The three Wheaton representatives will be Peter Barnes, currently Executive Vice President and Chief Financial Officer, Russell Barwick, currently Executive Vice President, and Eduardo Luna, currently Executive Vice President, of Wheaton.

Stock Exchange Listings

The combined company will be domiciled in Canada and will maintain its corporate office in Toronto, Ontario. Subject to regulatory approval, the common shares of IAMGold issued in connection with the Combination will trade on the Toronto Stock Exchange and the American Stock Exchange. In addition, subject to regulatory approval, the series "A" share purchase warrants, the series "B" share purchase warrants and the share purchase warrants expiring on May 30, 2007 of Wheaton will continue to be listed on the Toronto Stock Exchange and the series "A" share purchase warrants of Wheaton will continue to be listed on the American Stock Exchange.

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Arrangement Agreement

The terms and conditions of the Arrangement Agreement will be described fully in the joint management information circular to be mailed in early May, 2004 to shareholders of IAMGold and Wheaton in connection with the annual and special meetings of shareholders of IAMGold and Wheaton to be held on June 8, 2004.

Mutual Conditions

Pursuant to the terms of the Arrangement Agreement, there are a number of mutual conditions precedent to the completion of the Combination that must be either satisfied or waived, including the following:

(a)	the shareholders of IAMGold shall have approved the issuance of IAMGold common shares pursuant to the Arrangement by a majority of the votes cast thereon;

(b)	the shareholders of Wheaton shall have approved the Arrangement by a vote of 66 2/3% of the votes cast thereon;

(c)	the Superior Court of Justice (Ontario) shall have granted a final order in respect of the Arrangement;

(d)
there not being any law, ruling, order or decree and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement or results or could result in a judgment relating to the Arrangement which is or could have a material adverse effect on IAMGold or Wheaton;

(e)	certain regulatory, third person and other consents and approvals having been obtained;

(f)	holders of no more than 3% of the outstanding common shares of Wheaton shall have dissented in respect of the Arrangement; and

(g)	Wheaton having received a specified opinion of US tax counsel to Wheaton.

Conditions in Favour of IAMGold

The obligation of IAMGold to complete the Combination are subject to the satisfaction or waiver of certain conditions, including the following:

(a)
the representations and warranties of Wheaton under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgment of IAMGold have a material adverse effect on Wheaton;

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(b)	Wheaton having complied in all material respects with its covenants in the Arrangement Agreement; and

(c)	there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a material adverse effect on Wheaton.

Conditions in Favour of Wheaton

The obligation of Wheaton to complete the Combination are subject to the satisfaction or waiver of certain conditions, including the following:

(a)
a resolution to increase the maximum number of directors of IAMGold to no less than sixteen and setting the number of IAMGold directors at sixteen and a resolution to elect the current eight directors of Wheaton as directors of IAMGold shall have been approved by IAMGold shareholders, provided that, if any of these approvals are noted obtained, IAMGold shall have increased the IAMGold board of directors to the maximum number permitted by its articles and ensured that, as of the effective date of the Arrangement, 50% in number of the directors of IAMGold are acceptable to Wheaton;

(b)
the representations and warranties of IAMGold under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate have a material adverse effect on IAMGold;

(c)	IAMGold having complied in all material respects with its covenants in the Arrangement Agreement;

(d)	there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a material adverse effect on IAMGold;

(e)	certain management having been appointed and a management committee consisting of certain named members having been constituted at IAMGold; and

(f)	the shareholders of IAMGold shall have approved a change in the name of IAMGold

Conduct of Business Pending Completion of the Combination

Each of IAMGold and Wheaton has agreed that, other than in connection with certain permitted transactions, until the Combination is completed it shall conduct its business only in, and shall not take any action except in, the ordinary course of business, consistent with past practice.

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No Solicitation

Pursuant to the Arrangement Agreement, IAMGold and Wheaton have agreed that they will not, directly or indirectly, through any officer, director, employee, representative or agent of such party or any of the subsidiaries of such party, or otherwise:

(a)	solicit or initiate any inquiries or proposals regarding any Acquisition Proposal (as defined in the Arrangement Agreement) or potential Acquisition Proposal in respect of the party;

(b)	participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal in respect of the party;

(c)	withdraw or modify in a manner materially adverse to the other of them the approval of its directors of the Arrangement;

(d)	agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal in respect of the party; or

(e)	enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal in respect of the party

Notwithstanding the foregoing, nothing prevents or restricts the directors of IAMGold or Wheaton, as the case may be, (the "Target Party") from considering any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal (as defined in the Arrangement Agreement) or from considering, negotiating, approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal, in accordance with the terms of the Arrangement Agreement. Each of IAMGold and Wheaton must within 48 hours notify the other of them (the "Non-Target Party") of any Acquisition Proposal which any director or officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other of them regarding such Acquisition Proposal.

Superior Proposals

Pursuant to the Arrangement Agreement, until the later of the Completion Date (as defined in the Arrangement Agreement to mean the date by which the Arrangement is completed, which date shall be the later of July 1, 2004 and a date not to be later than July 29, 2004) and the date on which any amount required to be paid by the Target Party pursuant to the Arrangement Agreement has actually been received by the Non-Target Party, neither the Target Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior

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Proposal, unless (a) the Target Party has provided the Non-Target Party with a copy of the documents containing such Superior Proposal (with certain permitted deletions), and (b) five business days have elapsed from the later of the date on which the Non-Target Party received notice of the determination of the directors of the Target Party to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Target Party received a copy of such Acquisition Proposal, and the Non-Target Party has not within such five business day period agreed to a least match the value per common share of the Target Party of such Superior Proposal determined in each case as of such later date by the directors of the Target Party in good faith.

Right to Terminate and Termination Fees

The Arrangement Agreement may be terminated at any time prior to the closing date in respect of the Arrangement:

(a)	by the mutual consent of the parties;

(b)	by either party if:

	(i)	a mutual condition or a condition in its favour is not satisfied; or

	(ii)	the effective date of the Arrangement is not on or before the Completion Deadline;

(c)	by IAMGold if:

(i)
there is a Superior Proposal in respect of Wheaton and the directors of Wheaton withdraw or modify in a manner adverse to IAMGold their approval or recommendation of the Arrangement, or accept, approve or recommend, or enter into an agreement in respect of, any Superior Proposal;

	(ii)	the IAMGold shareholders' meeting is held and completed and the IAMGold shareholders do not approve the issuance of IAMGold common shares pursuant to the Arrangement;

	(iii)	the Wheaton shareholders' meeting is held and completed and the Wheaton shareholders do not approve the Arrangement; or

	(iv)	it determines that an Acquisition Proposal in respect of IAMGold constitutes a Superior Proposal; or

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(d)	by Wheaton if:

(i)
there is a Superior Proposal in respect of IAMGold and the directors of IAMGold withdraw or modify in a manner adverse to Wheaton their approval of the Arrangement or accept, approve or recommend, or enter into an agreement in respect of, any Superior Proposal;

	(ii)	the Wheaton shareholders' meeting is held and completed and the Wheaton shareholders do not approve the Arrangement;

(iii)
the IAMGold shareholders' meeting is held and completed and the IAMGold shareholders do not approve the resolution to increase the number of directors of IAMGold to no less than sixteen and setting the number of IAMGold directors at sixteen; or

	(iv)	it determines that an Acquisition Proposal in respect of Wheaton constitutes a Superior Proposal

If either IAMGold or Wheaton terminates the Arrangement Agreement in connection with a Superior Proposal or the failure of the other of them to take certain actions in connection with the Wheaton shareholders' meeting and the IAMGold shareholders' meeting, respectively, (each, a "Triggering Event"), then either IAMGold or Wheaton, as the case may be, shall pay the other an amount in cash equal to 3% of the market capitalization of the party participating in the Triggering Event determined as of the close of business on the last business day prior to the date on which the Triggering Event occurred in immediately available funds. Such payment shall be made within five business days following termination of the Arrangement Agreement. In addition, if an Acquisition Proposal is made to the IAMGold or Wheaton shareholders generally or made known to the IAMGold or Wheaton shareholders generally, is not withdrawn by the time of the IAMGold shareholders' meeting or the Wheaton shareholders' meeting and the IAMGold or Wheaton shareholders, as the case may be, do not approve the Arrangement, then the foregoing payment is also payable if IAMGold or Wheaton, as the case may be, completes the Acquisition Proposal within nine months of the termination of the Arrangement Agreement.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This material change report uses the terms “measured”, “indicated” and "inferred" resources to describe some of the estimated mineral resources of IAMGold and Wheaton. Investors are advised that while such terms are recognized and required by Canadian regulations, the United States

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Securities and Exchange Commission does not recognize them. There is considerable uncertainty as to whether “inferred resources” exist and as to their economic feasibility. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any measured or indicated resources will ever be converted into reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or can be profitably mined.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officer

Larry E. Phillips
Vice-President, Corporate Affairs and Corporate Secretary

Telephone:	(416) 360-4710
Fax:	(416) 360-4750

DATED at Toronto, Ontario this 3rd day of May, 2004.

IAMGOLD CORPORATION

By:	-s- Larry E. Phillips

Larry E. Phillips
Vice-President, Corporate Affairs and Corporate Secretary